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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                               DCB Financial Corp.
                               -------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    233075100
                                    ---------
                                 (CUSIP Number)

                                 S. Robert Davis
                                 5695 Avery Road
                               Dublin, Ohio 43016
                                 (614) 889-1143
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

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CUSIP No.      233075100

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         (1)   Name of Reporting Person
               S. Robert Davis

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         (2)   Check the Appropriate Box if a Member of a Group
               (a)   [_]
               (b)   [X]

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         (3)   SEC Use Only

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         (4)   Source of Funds
               BK

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         (5)   Check if Disclosure of Legal Proceedings is Required Pursuant
               To Items 2(d) or 2(e)
               Not applicable.

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         (6)   Citizenship or Place of Organization    United States

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Number of        (7)      Sole Voting Power           204,300  shares       4.9%
Shares
               -----------------------------------------------------------------
Beneficially     (8)      Shared Voting Power               0  shares
Owned by
               -----------------------------------------------------------------
Each             (9)      Sole Dispositive Power      204,300  shares       4.9%
Reporting
               -----------------------------------------------------------------
Person With      (10)     Shared Dispositive Power          0  shares

               -----------------------------------------------------------------

         (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                         204,300  shares

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         (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               N/A

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         (13)  Percent of Class Represented by Amount in Row 11             4.9%

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         (14)  Type of Reporting Person (See Instructions)                    IN

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         The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed with the Securities and Exchange Commission by Mr. S. Robert Davis ("Mr. Davis") on May 7, 2001. This Amendment No. 1 amends the Schedule 13D as specifically set forth below.

         Item 4 of the Schedule 13D, "Purpose of Transaction", is hereby amended and restated as follows:

Item 4.  Purpose Of Transaction

         The securities covered by this Statement were acquired for the purpose of investment and to take such actions as Mr. Davis deems appropriate to enhance the value of his investment. As of October 11, 2002, Mr. Davis has a present plan to seek representation on the Board of Directors of the Issuer by nominating a slate of three candidates, including himself, for election as Directors at the Issuer's 2003 Annual Meeting of Stockholders, and by engaging in a competing proxy solicitation in accordance with Rule 14a of the Securities Exchange Act of 1934, as amended, seeking proxy authority to elect the nominated slate.

         Item 7 of the Schedule 13D, "Material to be Filed as Exhibits", is hereby amended and restated as follows:

Item 7.  Material to be Filed as Exhibits

         Press Release of S. Robert Davis dated October 11, 2002


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    October 11, 2002                      By: /s/ S. Robert Davis
                                                  ------------------------------
                                                   S. Robert Davis

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